UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. )*

ROTECH HEALTHCARE INC.
(Name of Issuer)
Common Stock, par value $0.0001 per share
(Title of Class of Securities)
778669101
(CUSIP Number)
November 11, 2010
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     ☐ Rule 13d-1(b)

     ☑ Rule 13d-1(c)

     ☐ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	778669101

1	NAMES OF REPORTING PERSONS Venor Capital Master Fund Ltd.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	Cayman Islands

	5	SOLE VOTING POWER

NUMBER OF		0

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		1,603,100

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH:	8	SHARED DISPOSITIVE POWER

		1,603,100

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	1,603,100

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	6.26%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	CO

Page 2 of 14 Pages

CUSIP No.	778669101

1	NAMES OF REPORTING PERSONS Venor Capital Management LP

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	5	SOLE VOTING POWER

NUMBER OF		0

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		1,603,100

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH:	8	SHARED DISPOSITIVE POWER

		1,603,100

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	1,603,100

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	6.26%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	IA

Page 3 of 14 Pages

CUSIP No.	778669101

1	NAMES OF REPORTING PERSONS Venor Capital Management GP LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	5	SOLE VOTING POWER

NUMBER OF		0

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		1,603,100

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH:	8	SHARED DISPOSITIVE POWER

		1,603,100

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	1,603,100

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	6.26%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	OO

Page 4 of 14 Pages

CUSIP No.	778669101

1	NAMES OF REPORTING PERSONS Jeffrey Bersh

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	United States

	5	SOLE VOTING POWER

NUMBER OF		0

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		1,603,100

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH:	8	SHARED DISPOSITIVE POWER

		1,603,100

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	1,603,100

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	6.26%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	IN

Page 5 of 14 Pages

CUSIP No.	778669101

1	NAMES OF REPORTING PERSONS Michael Wartell

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	United States

	5	SOLE VOTING POWER

NUMBER OF		0

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		1,603,100

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH:	8	SHARED DISPOSITIVE POWER

		1,603,100

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	1,603,100

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	6.26%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	IN

Page 6 of 14 Pages

CUSIP No.	778669101
Item 1(a) Name of Issuer:
Rotech Healthcare Inc. (the “Issuer”).
Item 1(b) Address of the Issuer’s Principal Executive Offices:
2600 Technology Drive, Suite 300
Orlando, Florida 32804
Item 2(a), 2(b) and 2(c). Name of Person Filing; Address of Principal Business Office or, if None, Residence; Citizenship:
This statement is filed by the entities and persons listed below, all of whom together are referred to herein as the “Reporting Persons”:
(i) Venor Capital Master Fund Ltd. (“Venor Capital Master Fund”), a Cayman Islands company, with respect to shares directly owned by it.
(ii) Venor Capital Management LP (“Venor Capital Management”), a Delaware limited partnership, as investment advisor to Venor Capital Master Fund, with respect to the Shares reported in this Schedule 13G held by certain investment funds managed by Venor Capital Management (the “Accounts”).
(iii) Venor Capital Management GP LLC (“Venor Capital GP”), a Delaware limited liability company, as general partner of Venor Capital Management with respect to the Shares reported in this Schedule 13D held by the Accounts.
(iv) Jeffrey Bersh, as a managing member of Venor Capital GP, with respect to the Shares reported in this Schedule 13G held by the Accounts.
(v) Michael Wartell, as a managing member of Venor Capital GP, with respect to the Shares reported in this Schedule 13G held by the Accounts.
The citizenship of Venor Capital Master Fund, Venor Capital Management and Venor Capital GP is set forth above. Jeffrey Bersh and Michael Vartell are United States citizens.
The address of the principal business office of each of the Reporting Persons other than Venor Capital Master Fund is 7 Times Square, New York, NY 10036. The address of the principal business office of Venor Capital Master Fund is c/o International Fund Services (Ireland) Limited, Bishop’s Square, 3rd Floor, Redmond’s Hill, Dublin 2, Ireland.
Item 2(d) Title of Class of Securities:
Common Stock, $0.0001 par value per share (the “Shares”).
Item 2(e) CUSIP Number:
778669101

Page 7 of 14 Pages

CUSIP No.	778669101
Item 3. If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:
(a) ☐	Broker or dealer registered under Section 15 of the Act;

(b) ☐	Bank as defined in Section 3(a)(6) of the Act;

(c) ☐	Insurance Company as defined in Section 3(a)(19) of the Act;

(d) ☐	Investment Company registered under Section 8 of the Investment Company Act of 1940;

(e) ☐	Investment Adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

(f) ☐	Employee Benefit Plan or Endowment Fund in accordance with 13d- 1(b)(1)(ii)(F);

(g) ☐	Parent Holding Company or control person in accordance with Rule 13d- 1(b)(1)(ii)(G);

(h) ☐	Savings Association as defined in Section 3(b) of the Federal Deposit Insurance Act;

(i) ☐	Church Plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940;

(j) ☐	Group, in accordance with Rule 13d-1(b)(1)(ii)(J).
Item 4. Ownership:
Item 4(a) Amount Beneficially Owned:
Venor Capital Management serves as principal investment manager to investment funds with respect to which it has voting and dispositive authority over the Shares reported in this Schedule 13G. Venor Capital GP is the general partner of Venor Capital Management, as such, it may be deemed to control such entity and therefor may be deemed to be the beneficial owner of the Shares reported in this Schedule 13G. Mr. Jeffrey Bersh is a managing member of Venor Capital GP, as such, he may be deemed to control such entity and therefore may be deemed to be the beneficial owner of the Shares reported in this Schedule 13G. Mr. Michael Wartell is a managing member of Venor Capital GP, as such, he may be deemed to control such entity and therefore may be deemed to be the beneficial owner of the Shares reported in this Schedule 13G.
Each of the Reporting Persons hereby, except for Venor Capital Master Fund, disclaims beneficial ownership of any such Shares.
A.	Venor Capital Master Fund
(a)	Amount beneficially owned: 1,603,100 Shares.

(b)	Percent of class: 6.26%.

(All percentages herein are based on 25,616,103 share of Common Stock outstanding as of November 5, 2010, as reported in the Company’s 10-Q filed on November 10, 2010)

Page 8 of 14 Pages

CUSIP No.	778669101
(c)	Number of shares as to which the Reporting Person has:
(i)	sole power to vote or to direct the vote: 0.

(ii)	shared power to vote or to direct the vote: 1,603,100.

(iii)	sole power to dispose or to direct the disposition: 0.

(iv)	shared power to dispose or to direct the disposition: 1,603,100.
B.	Venor Capital Management
(a)	Amount beneficially owned: 1,603,100 Shares.

(b)	Percent of class: 6.26%.

(c)	Number of shares as to which the Reporting Person has:
(i)	sole power to vote or to direct the vote: 0.

(ii)	shared power to vote or to direct the vote: 1,603,100.

(iii)	sole power to dispose or to direct the disposition: 0.

(iv)	shared power to dispose or to direct the disposition: 1,603,100.
C.	Venor Capital GP
(a)	Amount beneficially owned: 1,603,100 Shares.

(b)	Percent of class: 6.26%.

(c)	Number of shares as to which the Reporting Person has:
(i)	sole power to vote or to direct the vote: 0.

(ii)	shared power to vote or to direct the vote: 1,603,100.

(iii)	sole power to dispose or to direct the disposition: 0.

(iv)	shared power to dispose or to direct the disposition: 1,603,100.

Page 9 of 14 Pages

CUSIP No.	778669101
D.	Jeffrey Bersh
(a)	Amount beneficially owned: 1,603,100 Shares.

(b)	Percent of class: 6.26%.

(c)	Number of shares as to which the Reporting Person has:
(i)	sole power to vote or to direct the vote: 0.

(ii)	shared power to vote or to direct the vote: 1,603,100.

(iii)	sole power to dispose or to direct the disposition: 0.

(iv)	shared power to dispose or to direct the disposition: 1,603,100.
E.	Michael Wartell
(a)	Amount beneficially owned: 1,603,100 Shares.

(b)	Percent of class: 6.26%.

(c)	Number of shares as to which the Reporting Person has:
(i)	sole power to vote or to direct the vote: 0.

(ii)	shared power to vote or to direct the vote: 1,603,100.

(iii)	sole power to dispose or to direct the disposition: 0.

(iv)	shared power to dispose or to direct the disposition: 1,603,100.
Item 5. Ownership of Five Percent or Less of a Class:
This Item 5 is not applicable.
Item 6. Ownership of More than Five Percent on Behalf of Another Person:
See Item 4 above.
Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company:
This Item 7 is not applicable.
Item 8. Identification and Classification of Members of the Group:
This Item 8 is not applicable.
Item 9. Notice of Dissolution of Group:
This Item 9 is not applicable.

Page 10 of 14 Pages

CUSIP No.	778669101
Item 10. Certification:
By signing below each of the Reporting Persons certifies that, to the best of such person’s knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the Issuer of such securities and were not acquired and are not held in connection with or as a participant in any transaction having such purpose or effect.

Page 11 of 14 Pages

CUSIP No.	778669101
SIGNATURES
After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: January 3, 2011	Venor Capital Master Fund Ltd.

	Name:	/s/ Jeffrey Bersh

	By:	Jeffrey Bersh
	Title:	Director

Date: January 3, 2011	Venor Capital Management, LP

	By:	Venor Capital Management GP LLC, as general partner

	Name:	/s/ Michael Wartell

	By:	Michael Wartell
	Title:	Managing Member

Date: January 3, 2011	Venor Capital Management GP LLC

	Name:	/s/ Michael Wartell

	By:	Michael Wartell
	Title:	Managing Member

Date: January 3, 2011	/s/ Jeffrey Bersh

Jeffrey Bersh

Date: January 3, 2011	/s/ Michael Wartell

Michael Wartell

Page 12 of 14 Pages

CUSIP No.	778669101
EXHIBIT INDEX

Page No.
A.	Joint Filing Agreement, dated as of January 3, 2011, by and among the Reporting Persons	14

Page 13 of 14 Pages